Exhibit 99.1

i-80 Gold Ramps Up 2024 Granite Creek Exploration & Development Program

RENO, Nev., May 7, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to provide an update on planned programs at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada. This work being conducted in 2024 is expected to include definition and expansion drilling, underground development and test mining of the South Pacific Zone, and a Feasibility Study.

The primary focus is bringing the South Pacific Zone ("SPZ") into the long-term mine plan. The SPZ is expected to become the primary horizon for mining once initial development has been extended to provide access. As part of the 2024 program, definition drilling to support increasing Measured and Indicated Mineral Resources will be accelerated in advance of the completion of a Feasibility Study for the Granite Creek Underground mining operation. Additionally, expansion and exploration drilling will also be completed.

The 2024 drilling program will follow-up on the successful 2023 "Phase 1" drilling completed from underground and surface (see Figure 1). Drilling from underground was completed in the upper portion of the SPZ, where initial stoping is expected, and surface drilling was completed in the northern portion of the deposit. Both programs returned exceptional high-grade results including:

Highlight results from 2023 underground drilling in the South Pacific Zone (core width)

  16.9 g/t Au over 5.7 m (0.49 oz/ton Au over 18.8 feet) in hole GCPU23-19*
  37.7 g/t Au over 7.6 m (1.10 oz/ton Au over 25.0 feet) in hole GCPU23-20*
  19.2 g/t Au over 4.3 m (0.56 oz/ton Au over 14.0 feet) in hole GCPU23-21*
  31.1 g/t Au over 21.9 m (0.91 oz/ton Au over 72.0 feet) in hole GCPU23-22*
  27.3 g/t Au over 4.0 m (0.80 oz/ton Au over 13.0 feet) in hole GCPU23-25*
  19.5 g/t Au over 4.1 m (0.57 oz/ton Au over 13.5 feet) in hole GCPU23-26*
  28.7 g/t Au over 16.5 m (0.84 oz/ton Au over 54.0 feet) and 11.9 g/t Au over 21.6 m (0.35 oz/ton Au over 71.0 feet) in hole GCPU23-30*
  20.6 g/t Au over 6.1 m (0.60 oz/ton Au over 20.0 feet) in hole GCPU23-31*
  15.4 g/t Au over 7.9 m (0.45 oz/ton Au over 26.0 feet) and 31.0 g/t Au over 2.4 m (0.90 oz/ton Au over 8.0 feet) in hole GCPU23-32*

Highlight results from 2023 surface drilling in the South Pacific Zone (core width)

  26.1 g/t Au over 5.7 m (0.76 oz/ton Au over 18.7 feet) in hole iGS23-01*
  10.6 g/t Au over 9.4 m (0.31 oz/ton Au over 30.8 feet) in hole iGS23-02*
  25.6 g/t Au over 5.5 m (0.75 oz/ton Au over 18.2 feet) in hole iGS23-03*
  28.1 g/t Au over 4.4 m (0.82 oz/ton Au over 14.5 feet) in hole iGS23-04*
  15.5 g/t Au over 19.7 m (0.45 oz/ton Au over 64.7 feet) in hole iGS23-05*
  27.0 g/t Au over 2.1 m (0.79 oz/ton Au over 6.9 feet) in hole iGS23-09*
  13.6 g/t Au over 5.2 m (0.40 oz/ton Au over 17.2 feet) in hole iGS23-10*
* Previously released, see original press releases for true width, collar, and survey data

With improved definition drilling, initial development, and test mining of the SPZ, the Company will plan to complete an updated resource estimate and Feasibility Study. The SPZ remains open for expansion at depth and along strike to the north towards Nevada Gold Mines' Turquoise Ridge Mine (see Figure 2).

"The recently completed financing significantly bolsters the Company's balance sheet and we are now in a position to accelerate the advancement of i-80's portfolio of high-grade projects.", stated Ewan Downie, Chief Executive Officer of i-80. "Drilling continues to demonstrate excellent continuity of high-grade gold mineralization in the South Pacific Zone, confirming Granite Creek as a significant deposit located on strike from one of North America's largest gold mining operations".

Figure 1 – Long Section View (CNW Group/i-80 Gold Corp)

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (see Figure 2); hosted within Comus limestone rock units and proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-ICP41 (36 element suite; 0.5g Aqua Regia/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450

CO: i-80 Gold Corp

CNW 06:00e 07-MAY-24